FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 08/01/2006



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                        Form 20-F__X__      Form 40-F____

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                             Yes____             No__X__


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s consolidated condensed interim financial statements as of June 30, 2006.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                          By: /s/ Daniel Novegil
    --------------------                              ------------------
Name: Roberto Philipps                            Name: Daniel Novegil
Title: Chief Financial Officer                    Title: Chief Executive Officer


Dated: August 1, 2006

                                  TERNIUM S.A.








CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF JUNE 30, 2006
AND FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2006 AND 2005






46a, Avenue John F. Kennedy, 2nd floor
L - 1855
R.C.S. Luxembourg : B 98 668

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005
                         (All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

                                                 Three-month period ended          Six-month period ended
                                                          June 30,                        June 30,
                                              ------------------------------- -------------------------------
                                       Notes       2006            2005            2006            2005
                                      ------- ------------------------------- -------------------------------
                                                        (Unaudited)                     (Unaudited)
Net sales                                4         1,709,072       1,060,256       3,237,956       1,827,845
Cost of sales                          4 & 5      (1,078,057)       (493,378)     (2,065,242)       (911,543)
                                              --------------- --------------- --------------- ---------------

Gross profit                             4           631,015         566,878       1,172,714         916,302

Selling, general and administrative
 expenses                                6          (155,392)       (114,624)       (306,385)      (179,604)
Other operating income (expenses), net                 1,057          (6,782)          2,876         (7,797)
                                              --------------- --------------- --------------- ---------------

Operating income                                     476,680         445,472         869,205         728,901

Financial expenses, net                  7          (108,212)        (63,822)       (231,742)       (102,723)
Excess of fair value of net assets
 acquired over cost                                        -               -               -         188,356
Equity in earnings (losses) of
 associated companies                    8               907            (186)           (922)         19,123
                                              --------------- --------------- --------------- ---------------

Income before income tax expense                     369,375         381,464         636,541         833,657
Income tax expense                                   (80,194)        (57,101)       (152,847)       (105,717)
                                              --------------- --------------- --------------- ---------------

Net income for the period                            289,181         324,363         483,694         727,940
                                              --------------- --------------- --------------- ---------------

Attributable to:

Equity holders of the Company                        232,601         139,989         397,644         477,609
Minority interest                                     56,580         184,374          86,050         250,331
                                              --------------- --------------- --------------- ---------------

                                                     289,181         324,363         483,694         727,940
                                              --------------- --------------- --------------- ---------------

Weighted average number of shares
 outstanding                                   2,004,743,442   1,168,943,632   1,867,797,092   1,168,943,632
Basic and diluted earnings per share
 for profit attributable to the equity
 holders of the Company (expressed in
 USD per share)                                        0.12           0.12           0.21           0.41


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public
Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated
Financial Statements and notes for the fiscal year ended December 31, 2005.

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005
                         (All amounts in USD thousands)

CONSOLIDATED CONDENSED BALANCE SHEETS

                                                Notes       June 30, 2006         December 31, 2005
                                               ------- ----------------------- -----------------------
                                                             (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net                9     5,332,032               5,463,871
Intangible assets, net                            9       524,632                 552,882
Investments in associated companies, net          8         8,229                   9,122
Other investments, net                                     12,447                  12,607
Deferred tax assets                                        35,184                  29,126
Other assets                                                    -                     952
Receivables, net                                           60,183   5,972,707      47,863   6,116,423
                                                       ----------- ----------- ----------- -----------

Current assets
Receivables                                               219,448                 291,302
Other assets                                                    -                   3,160
Derivative financial instruments                           11,570                   5,402
Inventories, net                                        1,113,442               1,000,119
Trade receivables, net                                    551,906                 472,760
Other investments                                               -                   5,185
Cash and cash equivalents                                 915,607   2,811,973     765,630   2,543,558
                                                       ----------- ----------- ----------- -----------

Non-current assets classified as held for sale                          9,444                       -
                                                                   -----------             -----------

                                                                   -----------             -----------
Total assets                                                        8,794,124               8,659,981
                                                                   -----------             -----------

EQUITY
Capital and reserves attributable to the
 company's equity holders                                           3,276,902               1,842,454

Minority interest                                                   1,693,324               1,733,465
                                                                   -----------             -----------

Total equity                                                        4,970,226               3,575,919

LIABILITIES
Non-current liabilities
Provisions                                                 57,852                  53,479
Deferred income tax                                       991,206               1,048,188
Other liabilities                                         206,314                 187,917
Trade payables                                              1,098                   1,167
Borrowings                                              1,087,998   2,344,468   2,399,878   3,690,629
                                                       ----------- ----------- ----------- -----------

Current liabilities
Provisions                                                      -                     659
Current tax liabilities                                   143,002                 126,972
Other liabilities                                         179,697                 194,073
Trade payables                                            648,803                 555,330
Derivative financial instruments                           10,164                       -
Borrowings                                                497,764   1,479,430     516,399   1,393,433
                                                       ----------- ----------- ----------- -----------

Total liabilities                                                   3,823,898               5,084,062
                                                                   -----------             -----------

Total equity and liabilities                                        8,794,124               8,659,981
                                                                   -----------             -----------

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                     Attributable to the Company's equity holders (1)
                    ------------------------------------------------------------------------------
                     Capital   Initial  Revaluation   Capital    Currency     Retained    Total     Minority    Total      Total
                      stock     public    and other stock issue translation   earnings              interest  Equity at  Equity at
                               offering   reserves    discount   adjustment                                    June 30,   June 30,
                               expenses                 (2)                                                      2006       2005
                    ---------------------------------------------------------------------------------------------------------------

Balance at
 January 1          1,396,552   (5,456)   1,462,137 (2,298,048)     (92,691) 1,379,960  1,842,454  1,733,465  3,575,919  1,771,851

Currency
 translation
 adjustment                                                        (119,146)             (119,146)   (28,547)  (147,693)   (65,114)
Net income for the
 period                                                                        397,644    397,644     86,050    483,694    727,940
                    ---------------------------------------------------------------------------------------------------------------
Total recognized
 income for the
 period                                                            (119,146)   397,644    278,498     57,503    336,001    662,826

Dividends paid in
 cash and other
 distributions                                                                                                            (171,444)
Dividends paid in
 cash and other
 distributions by
 subsidiary
 companies                                                                                           (27,175)   (27,175)  (108,661)
Acquisition of
 business                                                                                            (19,647)   (19,647)   932,414
Contributions
 from shareholders
 (see Note 3)          33,801                43,100    (26,818)                            50,083    (46,998)     3,085     54,758
Conversion of
 Subordinated
 Convertible
 Loans (see Note 3)   302,962               302,962                                       605,924               605,924
Initial Public
 Offering (see Note
 3)                   271,429  (17,839)     271,429                                       525,019               525,019
Other reserves
 (see Note 11.b)                            (25,076)                                      (25,076)    (3,824)   (28,900)   416,612
                    ---------------------------------------------------------------------------------------------------------------

Balance at June 30  2,004,744  (23,295)   2,054,552 (2,324,866)   (211,837)  1,777,604  3,276,902  1,693,324  4,970,226  3,558,356
                    ---------------------------------------------------------------------------------------------------------------

(1) Shareholders' equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2) Represents the difference between book value of non-monetary contributions received form shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.


                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS

                                                             Notes       Six-month period ended June, 30
                                                           --------   --------------------------------------
                                                                             2006                2005
                                                                      --------------------------------------
                                                                          (Unaudited)
Cash flows from operating activities
Net income for the period ............................                           483,694             727,940
Adjustments for:
     Depreciation and amortization ...................         9                 211,773             117,628
     Income tax accruals less payments ...............                             3,512             (87,299)
    Derecognition of property, plant and equipment....         9                   1,700                   -
    Excess of fair value of net assets acquired over
         cost ........................................                                 -            (188,356)
     Equity in losses (earnings) of associated                 8
         companies ...................................                               922             (19,123)
     Interest accruals less payments .................                             1,894                 207
Changes in  provisions ...............................                            25,010               4,460
Changes in working capital ...........................                           (83,999)            (17,125)
Currency translation adjustment and others ...........                             7,634              62,804
                                                                      -------------------   ----------------
Net cash provided by operating activities.............                           652,140             601,136
                                                                      -------------------   ----------------

Cash flows from investing activities
Capital expenditures .................................         9                (186,289)            (81,364)
Changes in trust funds................................                             5,185              88,755
Acquisition of business ..............................        11                (103,055)                   -
Proceeds from the sale of property, plant and
equipment ............................................                             1,257               1,402
                                                                      -------------------   ----------------
Net cash  (used in) provided by investing activities                            (282,902)              8,793
                                                                      -------------------   ----------------

Cash flows from financing activities
Dividends paid in cash and other distributions to
company's equity shareholders.........................                                 -            (171,444)
Dividends paid in cash and other distributions to
minority shareholders.................................                           (27,175)           (108,661)
Net proceeds from Initial Public Offering ............                           525,019                   -
Contributions from shareholders.......................                             3,085              54,758
Proceeds from borrowings .............................                            36,541             102,385
Repayments of borrowings .............................                          (754,847)           (367,231)
                                                                      -------------------   ----------------
Net cash used in financing activities                                          (217,377)            (490,193)
                                                                      -------------------   ----------------
Increase in cash and cash equivalents
                                                                                 151,861             119,736
                                                                      -------------------   ----------------
Movement in cash and cash equivalents
At January 1, (1).....................................                           754,980             194,875
Acquisition of business ..............................                                 -             305,342
Effect of exchange rate changes.......................                            (1,551)            (33,941)
Increase in cash and cash equivalents.................                           151,861             119,736
                                                                      -------------------   ----------------
Cash and cash equivalents at June 30, (1) ............                           905,290             586,012
                                                                      -------------------   ----------------
Non-cash transactions

Conversion of debt instruments into shares ...........                           605,924             127,576

(1) In addition, the Company has restricted cash for USD 10,317 and USD 10,650 at June 30, 2006 and December 31, 2005, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

                                  TERNIUM S.A.
     Consolidated condensed interim financial statements as of June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005
                         (All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

       1   Basis of presentation
       2   Accounting policies
       3   Initial Public Offering
       4   Segment information
       5   Cost of sales
       6   Selling, general and administrative expenses
       7   Financial expenses, net
       8   Investments in associated companies, net
       9   Property, plant and equipment and Intangible assets, net
       10 Contingencies, commitments and restrictions on the distribution of profits
       11  Acquisition of business
       12  Related party transactions
       13  Recent accounting pronouncements

                                  TERNIUM S.A.
        Notes to the Consolidated Condensed Interim Financial Statements


1   Basis of presentation


Ternium S.A. (the "Company" or "Ternium"), a Luxembourg Corporation (Societe Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders' meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting".

These consolidated condensed interim financial statements should be read in conjunction with the audited combined consolidated financial statements for the year ended December 31, 2005.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company's subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under "Financial expenses, net".

These consolidated condensed interim financial statements were approved by the Board of Directors of Ternium on August 1, 2006.

2   Accounting policies

The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited combined consolidated financial statements for the year ended December 31, 2005.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

A detail of the accounting policies followed by the Company in the preparation of these financial statements, other than those followed in the preparation of the audited combined consolidated financial statements for the year ended December 31, 2005 follows:

- Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current assets classified as held for sale total USD
9.4 million and include principally land and other real estate items. Sale is expected to be completed within a one-year period.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


3   Initial Public Offering

In January 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC") and announced the commencement of its offer to sell 24,844,720 American Depositary Shares ("ADS") representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities
(USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the "Underwriters" and the offering thereunder, the "Initial Public Offering"). The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility, after deducting related expenses.

Also, the Company has granted to the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised such option to purchase 2,298,136 ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. The gross proceeds from this transaction totaled USD46.0 million.

In addition, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium's ADSs to the Underwriters. On February 6, 2006 the Company delivered the above mentioned ADSs and, accordingly, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares.

Furthermore, in November 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.42% equity interest in Amazonia and USD 3.1 million in cash for shares of the Company. ISL has contributed such interest in Amazonia to the Company in exchange for shares of the Company after the settlement of the Initial Public Offering.

4   Segment information

Primary reporting format - business segments

                                            Flat Steel   Long steel
                                            products     products       Other       Total
                                           -------------------------------------------------
                                                             (Unaudited)
   Six-month period ended June 30, 2006

   Net sales                                2,497,332     625,560      115,064    3,237,956
   Cost of sales                           (1,583,385)   (415,084)     (66,773)  (2,065,242)
                                           ------------ ------------------------------------
   Gross profit                               913,947     210,476       48,291    1,172,714
   Depreciation - PP&E                        176,660      25,069          607      202,336


                                            Flat Steel   Long steel
                                            products     products       Other       Total
                                           ------------ ------------ ----------- ----------
   Six-month period ended June 30, 2005
   Net sales                                1,584,386     169,706       73,753    1,827,845
   Cost of sales                             (774,129)    (93,866)     (43,548)    (911,543)
                                           ------------ ------------------------ ----------
   Gross profit                               810,257      75,840       30,205      916,302
   Depreciation - PP&E                        107,631       6,600            -      114,231

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


4   Segment information (continued)

Secondary reporting format - geographical segments

Allocation of net sales is based on the customers' location.

Ternium's subsidiaries operate for three main geographical areas. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.


                                                              South and
                                                                Central    North       Europe
                                                                America    America     and others      Total
                                                               ---------   ---------   -----------  ------------
                                                                                 (Unaudited)
Six-month period ended June 30, 2006
Net sales                                                      1,788,347   1,427,482       22,127   3,237,956

Depreciation - PP&E                                              195,820       6,509            7     202,336

Six-month period ended June 30, 2005
Net sales                                                      1,295,708     321,770      210,367   1,827,845

Depreciation - PP&E                                              114,219           4            8     114,231

5        Cost of sales

                                                                                  Six-month period ended
                                                                                         June 30,
                                                                            ------------------------------------
                                                                                  2006               2005
                                                                            ----------------- ------------------
                                                                               (Unaudited)

Inventories at the beginning of the year                                           1,000,119            254,286
Acquisition of business                                                                8,180            284,676
Plus: Charges for the period
Raw materials and consumables used and other movements                             1,460,687            577,479
Services and fees                                                                     72,943             57,706
Labor cost                                                                           236,125            107,649
Depreciation of property, plant and equipment                                        189,614            103,551
Amortization of intangible assets                                                      6,943              2,485
Maintenance expenses                                                                 150,731             89,898
Office expenses                                                                        3,767              2,534
Freight and transportation                                                            11,650             11,178
Insurance                                                                              5,208              2,060
Provision for obsolescence                                                            20,779              2,552
Recovery from sales of scrap and by-products                                        (24,436)           (12,670)
Others                                                                                36,374             18,216
Less: Inventories at the end of the period                                       (1,113,442)          (590,057)
                                                                            ----------------- ------------------
Cost of sales                                                                      2,065,242            911,543
                                                                            ----------------- ------------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


6        Selling, general and administrative expenses

                                                                                  Six-month period ended
                                                                                         June 30,
                                                                            -----------------------------------
                                                                                  2006              2005
                                                                            -----------------------------------
                                                                               (Unaudited)
Services and fees                                                                     27,179            14,036
Labor cost                                                                            69,112            27,814
Depreciation of  property plant and equipment                                         12,722            10,680
Amortization of intangible assets                                                      2,494               912
Maintenance and expenses                                                               7,970             2,752
Taxes                                                                                 20,886            19,207
Office expenses                                                                       15,535             4,079
Freight and transportation                                                           138,254            93,441
Insurance                                                                                727               292
Others                                                                                11,506             6,391
                                                                            ----------------- -----------------
Selling, general and administrative expenses                                         306,385           179,604
                                                                            ----------------- -----------------


7        Financial expenses, net

                                                                                  Six-month period ended
                                                                                           June 30,
                                                                           ------------------------------------
                                                                                 2006               2005
                                                                           ------------------------------------
                                                                              (Unaudited)

Interest expense                                                                 (67,499)           (15,135)
Interest income                                                                    25,144             12,603
Net foreign exchange transaction gains and change in fair value of
derivative instruments                                                           (15,309)           (29,636)
Debt issue costs
                                                                                  (9,505)           -
Income from Participation Account (i)                                                                 44,050
                                                                                        -
Loss from Participation Account (i)                                             (157,546)          (110,164)
Others                                                                            (7,027)            (4,441)
                                                                           ------------------ -----------------
Financial expenses, net                                                         (231,742)          (102,723)
                                                                           ------------------ -----------------


    (i) Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement has been recorded under Income from Participation Account within Financial expenses, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium's share of the Participation Account as from February 15, 2005, has been offset against Amazonia's loss for the same concept and shown net under Loss from Participation Account line item.

8        Investments in associated companies, net

                                                                             Six-month period ended June 30,
                                                                          --------------------------------------
                                                                                2006                2005
                                                                          --------------------------------------
                                                                             (Unaudited)
At the beginning of  the year                                                     9,122            309,318
Translation adjustment                                                               29             (3,273)
Equity in (losses) earnings  of associated companies                               (922)            19,123

Consolidation of Amazonia                                                             -           (318,166)
                                                                          ------------------ -------------------
At the end of  the period                                                         8,229              7,002
                                                                          ------------------ -------------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


9        Property, plant and equipment and Intangible assets, net

                                                                             Net Property,
                                                                               Plant and         Net Intangible
                                                                               Equipment            Assets
                                                                            -----------------  ----------------------
                                                                              (Unaudited)        (Unaudited)
Six-month period ended June 30, 2006
At the beginning of the year                                                      5,463,871             552,882
Currency translation differences                                                   (143,412)            (27,661)

Transfers                                                                            (9,632)          -
Additions                                                                           178,116               8,848(1)

Disposals                                                                              (700)                 -

Derecognition                                                                        (1,700)                 -

Increase due to business acquisition                                                  47,825                 -
Depreciation/ Amortization charge                                                  (202,336)             (9,437)
                                                                            -----------------  ----------------------
At the end of the period                                                           5,332,032            524,632
                                                                            -----------------  ----------------------

(1) Includes USD 675 thousands corresponding to goodwill derived from the acquisition of additional shares of Hylsamex. See Note 11.c.

10 Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 29 to the Company's audited Combined Consolidated Financial Statements for the year ended December 31, 2005. Significant changes or events since the date of the annual report are as follows:

(i) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A. claim
As a consequence of the commercial transactions entered into by Sidor and PDVSA-Gas during the six-month period ended June 30, 2006, Sidor's potential exposure under its litigation against that company increased by USD 16.3 million, thus reaching a total amount of USD 110.6 million.

(ii) Consorcio Siderurgia Amazonia Ltd .- Sidernet supply agreement
During the six-month period ended June 30, 2006, Sidor and Sidernet de Venezuela C.A. ("Sidernet", a related party under the common control of San Faustin) entered into a supply agreement for the term of 10 years (the "Supply Agreement") under which Sidernet will perform the heavy cleaning of Sidor's mills, as well as the moving and processing of certain raw and other materials (the "Service"). The total value to be paid by Sidor for the Service is approximately USD 155.8 million.

As part of the Supply Agreement, Sidor agreed to make an advanced payment of USD
15.0 million. This advanced payment will be repaid in 120 equal monthly installments that will be deducted from the payments made by Sidor in connection with the Service.

(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated condensed interim financial statements may not be wholly distributable.

Shareholders' equity under Luxembourg law and regulations comprises the following captions (amounts in USD thousands):


                                                               At June 30,
                                                                  2006
                                                             ----------------
       Share capital                                               2,004,744
       Initial Public Offering expenses                             (14,928)
       Legal reserve                                                 200,474
       Distributable reserves                                        402,149
       Non distributable reserves                                  1,414,122
       Accumulated profit at January 1, 2006                         107,612
       Profit for the period                                          88,915
                                                             ----------------
       Total shareholders' equity under Luxembourg GAAP            4,203,088
                                                             ----------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



11       Acquisition of business

a) On November 18 2005, Ternium's Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. ("Acindar") related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million, subject to subsequent adjustments. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

     The acquired business contributed revenues of USD 28.6 million in the six month period ended June 30, 2006. The fair value of assets and liabilities arising from acquisition are as follows:

                                                        USD thousands
                                                       ----------------
       Property, plant and equipment                            47,825
       Inventories                                               8,180
       Deferred tax liabilities                                  (875)
       Others assets and liabilities, net                           53
                                                       ----------------
       Net                                                      55,183
                                                       ----------------

b) In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. ("Acerex") through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium's Mexican operations and as an independent processor for other steel companies.

     As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 25.1 million) being recorded directly in equity.

c) On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company's issued and outstanding common stock, for a total consideration of USD 3.3 million. Ternium's voting and equity interest in Hylsamex after this acquisition totals 99.9% and 86.8%, respectively. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex (see note 3(a) to Ternium's Annual Combined Consolidated Financial Statements at December 31, 2005). Goodwill resulting from this acquisition totaled USD 0.7 million.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



12   Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which has 70.52% of the Company's voting rights, either directly or indirectly. The ultimate controlling entity of the Company is Rocca & Partners, a British Virgin Islands corporation.

The following transactions were carried out with related parties:

                                                                     Six-month period ended June, 30
                                                                 ----------------------------------------
                                                                        2006                 2005
                                                                 -------------------- -------------------
                                                                     (Unaudited)
(i)     Transactions

(a)  Sales of goods and services
         Sales of goods to other related parties                              42,868              37,680
         Sales of goods to associated parties                                    712                  27
         Sales of services to associated parties                               1,570               1,850
         Sales of services to other related parties                              143                 739
                                                                 -------------------- -------------------
                                                                              45,293              40,296
                                                                 -------------------- -------------------
(b)  Purchases of goods and services
         Purchases of goods from associated parties                           31,533              26,350
         Purchases of goods from other related parties                        21,572              11,772
         Purchases of services from other related parties                     73,414              40,563
                                                                 -------------------- -------------------
                                                                             126,519              78,685
                                                                 -------------------- -------------------
(c)   Financial results
         Income with associated parties                                        1,824              55,522
         Income with other related parties                                        27                 368
         Expenses with other related parties                                  (1,815)               (106)
                                                                 -------------------- -------------------
                                                                                  36              55,784
                                                                 -------------------- -------------------

                                                                  At June 30, 2006     At December 31,
                                                                                            2005
                                                                  ------------------ --------------------
                                                                     (Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
         Receivables from associated  parties                                70,096               71,317
         Receivables from other related parties                              43,515               18,175
         Payables to associated parties                                      (4,367)             (13,644)
         Payables to other related parties                                  (28,178)             (17,914)
                                                                  ------------------ --------------------
                                                                             81,066               57,934
                                                                  ------------------ --------------------
b)  Other investments
                                                                  ------------------ --------------------
         Time deposit with other related parties                             10,337               10,450
                                                                  ------------------ --------------------
(c)  Other balances
                                                                  ------------------ --------------------
         Trust fund with other related parties                                    -                5,185
                                                                  ------------------ --------------------
(d)  Financial debt
                                                                  ------------------ --------------------
         Borrowings with other related parties                              (2,161)            (607,472)
                                                                  ------------------ --------------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


13    Recent accounting pronouncements

IFRIC Interpretation 9, Reassessment of Embedded Derivatives

In February 2006, the International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 9 "Reassessment of Embedded Derivatives" ("IFRIC 9"). IFRIC 9 applies to all embedded derivatives within the scope of International Accounting Standard No. 39. However, it does not address
(i) remeasurement issues arising from a reassessment of embedded derivatives, or
(ii) the acquisition of contracts with embedded derivatives in a business combination nor their possible reassessment at the date of acquisition.

Paragraph 7 of IFRIC 9 states that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. Also, paragraph 8 of IFRIC 9 states that a first-time adopter shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative on the basis of the conditions that existed at the later of the date it first became a party to the contract and the date a reassessment is required by paragraph 7.

An entity shall apply this Interpretation for annual periods beginning on or after 1 June 2006, although earlier application is encouraged. If an entity applies the Interpretation for a period beginning before 1 June 2006, it shall disclose that fact. The Interpretation shall be applied retrospectively.

The Company's management has not assessed the potential impact that the application of IFRIC 9 may have on the Company's financial condition or results of operations.




               -------------------------------------------------------
                                Roberto Philipps
               -------------------------------------------------------
                             Chief Financial Officer
               -------------------------------------------------------